SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

W.P. Stewart & Co., Ltd.
(Name of Subject Company)

W.P. Stewart & Co., Ltd.

(Name of Persons Filing Statement)

Common Shares, $0.001 par value
(Title of Class of Securities)

G84922106
(CUSIP Number of Class of Securities)

Seth Pearlstein
W.P. Stewart & Co., Ltd.

c/o W.P. Stewart & Co., Inc.

527 Madison Ave., 20th Floor
New York, NY  10022

(212) 750-8585

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Barry Wade

Dorsey & Whitney LLP

250 Park Avenue

New York, NY  10177-1500

(212) 415-9311

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, the “Statement”) initially filed by W.P. Stewart & Co., Ltd., a Bermuda exempted company (the “Company”) with the Securities and Exchange Commission (the “SEC”) on May 29, 2008, relating to the cash tender offer by Arrow Masters LP, a Delaware limited partnership, Arrow Partners LP, a Delaware limited partnership, Arrow Offshore, Ltd., a Cayman Islands exempted company, Arrow Opportunities I, LLC, a Delaware limited liability company, and Arrow Opportunities I, Ltd., a Cayman Islands exempted company (together the “Purchasers”), for up to 19,902,000 Shares, at a cash price of $1.60 per Share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 28, 2008 (as it may be amended from time to time, the “Offer to Purchase”) and the related Letter of Transmittal, contained in the Schedule TO filed by Purchasers with the SEC on May 28, 2008 (as amended, the “Schedule TO”).  The Offer to Purchase and the Letter of Transmittal together constitute the “Offer.”  Copies of the Offer to Purchase and the Letter of Transmittal were filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO.

Item 4.  The Solicitation or Recommendation.

The final paragraph under Item 4(c) “Intent to Tender,” is hereby amended and restated as follows:

The Company has been advised that: Rocco Macri, an officer of the Company, intends to tender up to 130,000 Shares in the Offer; Susan G. Leber, an officer of the Company, intends to tender up to 120,000 Shares in the Offer; Mark I. Phelps, an officer of the Company, intends to tender up to 86,667 Shares in the Offer; William O. Hall, III, an officer of the Company, intends to tender up to 44,869 Shares in the Offer; Peter Jan P. Rubingh, an officer of the Company, intends to tender up to approximately 341,078 Shares in the Offer on behalf of himself and a company in which Mr. Rubingh owns 100%; Sylvia A. Cart, an officer of the Company, intends to tender up to 19,501 Shares in the Offer; Charles G.R. Target, an officer of the Company, intends to tender up to 63,105 Shares in the Offer; and John C. Russell, a director of the Company, intends to tender 73,000 Shares in the Offer.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 25, 2008

W.P. STEWART & CO., LTD.

By:	/s/ Susan G. Leber
Name:	Susan G. Leber
Title:	Managing Director–Chief Financial Officer